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FORM 4
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
                                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, DC 20549                                                OMB APPROVAL
                                                                                                     ------------------------------
                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                          OMB Number:          3235-0287
/ / CHECK BOX IF NO                                                                                  Expires:    September 30, 1998
    LONGER SUBJECT TO         Filed pursuant to Section 16(a) of the Securities                      Estimated average burden hours
    SECTION 16. FORM 4            Exchange Act of 1934, Section 17(a) of the                         per response ............. 0.5
    OR FORM 5 OBLIGATIONS         Public Utility Holding Company Act of 1935
    MAY CONTINUE. SEE              or Section 30(f) of the Investment Company
    INSTRUCTION 1(b).                           Act of 1940

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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
  Yaniv             Zvi                           SI Diamond Technology, Inc. (SIDT)              Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------    X  Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
  3006 Longhorn Blvd., Suite 107                  Number of Reporting        Month/Year          X  Officer (give    Other (Specify
---------------------------------------------     Person (Voluntary)            5/98            ----        title ---       below)
                 (Street)                                                 ------------------                below)
  Austin           Texas             78758                                5. If Amendment,     President and Chief Operating Officer
---------------------------------------------                                Date of Original --------------------------------------
  (City)           (State)           (Zip)                                   (Month/Year)
                                                                                             7. Individual or Joint/Group Filing
                                                                          ------------------    (Check applicable line)
                                                                                                 X    Form filed by One
                                                                                                ----  Reporting Person
                                                                                                      Form filed by More than
                                                                                                ----  One Reporting Person
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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                  (Month/      (Instr. 8)                                End of Month        Direct         Benefi-
                                   Day/                                                  (Instr. 3 and 4)    (D) or         cial
                                   Year)    ---------------------------------------                          Indirect       Owner-
                                            Code    V       Amount   (A) or   Price                          (I)            ship
                                                                     (D)                                     (Instr. 4)     (Instr.
                                                                                                                            4)

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 Common Stock                                                                                11,000             D
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


FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities       Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr.     Acquired (A)     Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/       8)          or Disposed      (Month/Day/                           Secur-
                             ative        Year)                  of (D)           Year)                                 ity
                             Security                            (Instr. 3,                                             (Instr. 5)
                                                                 4, and 5)     --------------------------------------
                                                                               Date    Expira-              Amount or
                                                  ---------------------------- Exer-   tion       Title     Number of
                                                    Code  V     (A)     (D)    cisable Date                 Shares
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Stock Option - Rt. to Buy    $ 4.00       5/11/98    D                750,000    (1)           Common Stock  750,000
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Stock Option - Rt. to Buy    $0.375       5/11/98    A        750,000            (1)   6/1/06  Common Stock  750,000
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Stock Option - Rt. to Buy    $ 2.00       5/11/98    D                250,000    (1)           Common Stock  250,000
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Stock Option - Rt. to Buy    $0.375       5/11/98    A        250,000            (1)   6/1/06  Common Stock  250,000
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Stock Option - Rt. to Buy    $1.125       5/11/98    D                 20,000    (2)           Common Stock   20,000
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Stock Option - Rt. to Buy    $0.375       5/11/98    A         20,000            (2)   7/28/07 Common Stock   20,000
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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Stock Option - Rt. to Buy              -0-
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Stock Option - Rt. to Buy          750,000                   D
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Stock Option - Rt. to Buy              -0-
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Stock Option - Rt. to Buy          250,000                   D
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Stock Option - Rt. to Buy              -0-
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Stock Option - Rt. to Buy           20,000                   D
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Explanation of Responses:

(1) These options vest as follows: 1/10 on the date of grant and 1/10 on the last day of the grant year with 1/5 of the options thereafter vesting on the last day of the year for the next succeeding 4 years.

(2) These options are fully vested as of the grant date.


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.      /s/ Zvi Yaniv         6/17/98
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------    -----------
                                                                                                Dr. Zvi Yaniv          Date

Note: File three copies of this Form, one of which must be manually signed.  If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
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